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SEC Mail Processing Section
FEB 08 2018
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/08/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUESQUARE CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 SHOOKVILLE RD
(No. and Street)

MILAN	NY	12571
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON RUSSELL CRAFTON 646-661-1140 EXT. 101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

278 ROUTE 34	MATAWAN	NJ	07747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw DM RMS

OATH OR AFFIRMATION

I, Jon Russell Crafton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUESQUARE CAPITAL ADVISORS, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLES M. LARSEN
Notary Public, State of New York
Qualified in Ulster County
Reg. No. 01LA6324430
My Commission Expires May 4, 2019

[signature] 2/1/18
Signature

President, CEO
Title

[signature] 2/1/18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUESQUARE CAPITAL ADVISORS, LLC
Financial Statements and
Supplementary Information
December 31, 2017

TABLE OF CONTENTS

DASZKOWSKI, TOMPKINS,
WEG & CARBONELLA, P.C.
Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bluesquare Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bluesquare Capital Advisors, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the period November 8, 2016 through December 31, 2017 then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bluesquare Capital Advisors, LLC as of December 31, 2017, and the results of its operations and its cash flows for the period November 8, 2016 through December 31, 2017 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bluesquare Capital Advisors, LLC's management. Our responsibility is to express an opinion on Bluesquare Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bluesquare Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Bluesquare Capital Advisors LLC's financial statements. The supplemental information is the responsibility of Bluesquare Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Bluesquare Capital Advisors, LLC auditor since 2017.
Matawan, NJ
January 29, 2018

BLUESQUARE CAPITAL INVESTORS, LLC
Statement of Financial Condition
December 31, 2017

	2017
Assets	
Cash	$ 101,290
Accounts receivable	54,900
Prepaid expenses	1,691
Total assets	$ 157,881
Liabilities and Member's Equity	
Accounts payable	$ 18,250
Accrued expenses	7,773
Member's Equity	
Member's equity	131,858
Total liabilities and member's equity	$ 157,881

The accompanying notes are an integral part of these financial statements.

BLUESQUARE CAPITAL INVESTORS, LLC
Statement of Operations
for the period November 8, 2016 through December 31, 2017

		2017
Revenues		
Retainer fees	$	163,000
Other income		103
Total revenue		163,103
Expenses		
Commissions paid		79,725
Regulatory fees and expenses		4,287
Technology and communications		7,121
Professional fees		27,432
Other expenses		11,878
Total expenses		130,443
Net income	$	32,661

The accompanying notes are an integral part of these financial statements.

BLUESQUARE CAPITAL ADVISORS, LLC
Statement of Changes in Member's Equity
for the period November 8, 2016 through December 31, 2017

Member's equity at November 7, 2016	$	48,725
Contributions from member		50,472
Net income		32,661
Member's equity at December 31, 2017	$	131,858

The accompanying notes are an integral part of these financial statements.

BLUESQUARE CAPITAL INVESTORS, LLC
Statement of Cash Flows
for the period November 8, 2016 through December 31, 2017

		2017
Cash flows from operating activities		
Net income	$	32,661
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets		
Accounts receivables		(54,900)
Prepaid expenses		(1,691)
Increase(decrease) in operating liabilities		
Accounts payable and accrued expenses		26,023
Net cash used in operating activities		2,093
Cash flows from financing activities		
Member's contributions		50,472
Net increase in cash		52,565
Cash at beginning of year		48,725
Cash at end of year	$	101,290

The accompanying notes are an integral part of these financial statements.

BLUESQUARE CAPITAL ADVISORS, LLC
Notes to Financial Statements
December 31, 2017

1 – Organization and Nature of Operations of Business

BLUESQUARE CAPITAL ADVISORS, LLC (the "Company") is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a limited liability company with the State of New York on May 18, 2016 and became a broker-dealer on November 8, 2016 and is a wholly-owned subsidiary of BLUESQUARE CAPITAL GROUP, LLC (the "Parent" and sole "Member").

The Company engages in investment banking services including mergers and acquisitions, financial advisory, and debt and equity private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2 – Significant Accounting Policies

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Revenue recognition

Investment banking activity retainers are recognized as revenue when billed and success fees are recognized when the transaction closes and the fee as been earned, which typically coincides with the receipt of the success fee.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at the year end. Based on management's assessment of the credit history with clients having outstanding balances and current relationships with them it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Commissions Payable

Commissions payable represents amounts due to the Company's independent contractors and registered representatives. These payables are due only upon collection of the outstanding receivable from the client. As such, these payables are not deducted as liabilities in the Company's net capital calculations as they are only payable upon receipt of the related funds.

2 – Significant Accounting Policies (continued)

Advertising Costs

All advertising is nondirect-response and expensed the first time the advertising takes place. Advertising expenses totaled $5,460 for the period ending December 31, 2017.

Income taxes

The Company is a single member limited liability company that will be treated as a disregarded entity for income taxes purposes. Its income is included in the Parent's tax return, as such, there is no income tax provision required on these financial statements.

3 – Fair Value Measurement

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2017, none of the assets and liabilities was required to be reported at fair value on a recurring basis. The carrying value of non-derivative financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions during the year ended December 31, 2017.

4 – Commitments and Contingent Liabilities

The Company has evaluated commitments and contingencies in the accordance with FASB ASC 440, *Commitments,* and FASB ASC 450, *Contingencies.* Management has determined that no significant commitments and contingencies exist as of December 31, 2017.

5 – Concentrations of Credit Risk for Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

6 – Guarantees

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest

6 - Guarantees (continued)

or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to1). At December 31, 2017, the Company had net capital of $93,517 which exceeded requirements by $88,517. The Company's net capital ratio was .08 to 1.

8 – Related Party Transactions

The Company has entered into a No Rent Agreement with the sole shareholder, the Parent of the Company. The main office for the Company is located in the primary residence of the sole shareholder and under the terms of the No Rent Agreement, the sole shareholder has agreed not to charge the Company for space allocated for use as the main office of the Company or charge for related utilities or internet access.

9 – Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through January 29, 2018, the date its financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

BLUESQUARE CAPITAL ADVISORS, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2017

Schedule I
BLUESQUARE CAPIAL ADVISORS, LLD
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL		
Total member's equity	$	131,858
Deductions and/or charges		-
Non-allowable assets		-
Other assets		38,341
Net capital	$	93,517
COMPUTATION OF AGGREGRATE INDEBTEDNESS		
Accounts payable, accrued expenses and other liabilities	$	7,773
Aggregate indebtedness	$	7,773
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		
6-2/3% of aggregate indebtedness or $5,000, whichever is greater	$	5,000
Excess net capital	$	88,517
Excess net capital at 1,000 percent	$	93,439
Percentage of aggregate indebtedness to net capital		8.31%
Ratio: Aggregate indebtedness to net capital		.08 : 1

Note: There are no material differences between the computations of net capital presented above and the computation of net capital reported in the Company's unaudited Part IIA Form X-17A-5 as of December 31, 2017.

Schedule II
BLUESQUARE ADVISORS, LLC
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

The Company is exempt from Rule 15c3-3 under (k)(2)(i) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the period November 8, 2016 through December 31, 2017, the Company did not hold customers' funds or securities.

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bluesquare Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Bluesquare Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bluesquare Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) Bluesquare Capital Advisors, LLC stated that Bluesquare Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bluesquare Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bluesquare Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
January 29, 2018

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

BLUESQUARE CAPITAL ADVISORS, LLC
Rule 15c3-3 Exemption Report
December 31, 2017

BLUESQUARE CAPITAL ADVISORS, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year without exception.

BLUESQUARE CAPITAL ADVISORS, LLC

I, Jon Russell Crafton swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]
Signature

President & CEO
Title

January 29, 2018

BLUESQUARE CAPITAL ADVISORS, LLC
Report of Independent's Registered Public
Accounting Firm on Applying
Agreed-Upon Procedures Report on
Schedule of Assessment
and Payments (SIPC-7)
December 31, 2017

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS
Dan Carbonella, CPA

Richard P. Wismer, CPA
Michael R. Ferraro, CPA
Matthew I. Byock, EA, PA
Mark A. Fappiano, CPA
Martin L. Fisher, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board Member of Bluesquare Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Bluesquare Capital Advisors, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Bluesquare Capital Advisors, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Bluesquare Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bluesquare Capital Advisors, LLC's management is responsible for Bluesquare Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported on Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, and noted an overpayment of $5.50; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

1303 Clove Road, Staten Island, NY 10301 • Tel. (718) 981-9600 • Fax (718) 981-9601 • www.wdcpa.com
278 Route 34, Suite 1, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
267 Broad Street, Red Bank, NJ 07701• Tel. (732) 842-5664 • Fax (732) 842-5002

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
Matawan, NJ
January 29, 2018

BLUESQUARE CAPITAL ADVISORS, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

SIPC-7- General Assessment for the year ending December 31, 2017:	$ 245.00
Less: amount paid - July 21, 2017, Check No. 0012	97.50
Amount due with Form SIPC-7	$ 147.50
Amount paid with Form SIPC-7, on January 17, 2018, Check No. 0031	153.00
Amount of overpayment	$ 5.50